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**File No. 82-5227**

July 9, 2004



VIA AIR MAIL

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.



SAMMY CORPORATION
Re: Sponsored Level 1 ADR Facility

Dear Sirs:

Pursuant to Rule 12g-3 - 2 (b) under the Securities Exchange Act of 1934, we, as legal counsels to SAMMY CORPORATION (the "Company") with respect to its ADR program, enclose herewith English translations of the documents of which contents were announced by the Company.

- Notice Regarding Certain Personnel and Organizational Changes (dated June 25, 2004)
- Notice Regarding Cancellation of the Stock Acquisition Rights (dated June 29, 2004)
- Necessary Actions for Sammy Corporation Convertible Bonds due 2009 in connection with the Business Combination wit SEGA Corporation (dated June 29, 2004)



Yours truly,

Fusako Otsuka

FO/ah
Encl.

cc: The Bank of New York
cc: SAMMY CORPORATION (w/o encl.)

dlw 7/19

File No. 82-5227

The information herein relates to a business combination (the "Transaction") to be effected under Japanese law whereby SAMMY CORPORATION and SEGA CORPORATION (together, the "Companies") will become wholly-owned subsidiaries of a newly formed Japanese corporation (the "Holding Company"). *The Transaction and information to be distributed in connection with the Transaction are subject to Japanese disclosure* requirements that are different from those of the United States. Financial statements and financial information, if any, included herein have been prepared in accordance with Japanese accounting standards that may not be comparable to financial statements or financial information of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws in respect of the Transaction, since the Companies and the Holding Company will be located in Japan, and some or all of their respective officers and directors may be residents of Japan. You may not be able to sue the Companies, the Holding Company or their respective officers or directors in a Japanese court for violations of the U.S. securities laws. It may be difficult to compel the Companies, the Holding Company or any of their respective affiliates to subject themselves to a U.S. court's judgment.

You should be aware that the Companies or the Holding Company may purchase securities otherwise than pursuant to the Transaction, such as in open market or privately negotiated purchases.

TRANSLATION: THIS ENGLISH TRANSLATION IS BEING PROVIDED FOR THE SOLE PURPOSE OF COMPLYING WITH CERTAIN REQUIREMENTS UNDER UNITED STATES SECURITIES LAWS. IT IS NOT INTENDED IN ANY WAY TO SUBSTITUTE OR REPLACE THE ORIGINAL JAPANESE VERSION AND IF THERE IS ANY DISCREPANCY BETWEEN THE ORIGINAL JAPANESE VERSION AND THIS TRANSLATION, THE ORIGINAL JAPANESE VERSION SHALL GOVERN.

June 25, 2004

Dear Sirs,

Name of Company: Sammy Corporation

Name of Representative: Kenkichi Yoshida, President and Representative Director (Chief Operating Officer)

(Code No. 6426, Tokyo Stock Exchange 1st Section)

Further Inquiry: Koichi Fukazawa, Executive Officer and General Manager, President Office (TEL: 03-5950-3790)

## Notice Regarding Certain Personnel and Organizational Changes

Notice is hereby given that in accordance with the resolution adopted at a meeting of the Board of Directors of Sammy Corporation (the "Company") held on June 25, 2004, certain personnel and organizational changes will be implemented as described below:

Description

1. Personnel changes (as of June 25, 2004)

| New Title | Name | Former Title |
|---|---|---|
| Executive Officer and Division Manager, Production Division | Kunihiko Watanabe | Division Manager, Production Division |
| Retired | Norihiko Harada | Senior Executive Officer |



2. Organizational changes (see attached organizational chart)

In preparation for the establishment of the 100% holding company through a share-for-share exchange with SEGA CORPORATION as resolved at the 29th Ordinary General Meeting of Shareholders held on June 25, 2004, we will establish the SEGA SAMMY Business Combination Planning Office and implement the following personnel changes as of July 1, 2004:

| New Title | Name | Former Title |
| --- | --- | --- |
| Managing Director, in charge of Audit Office and General Manager, SEGA SAMMY Business Combination Planning Office | Kiyofumi Sakino | Managing Director, in charge of Audit Office |
| General Manager, Business Strategy Department, AM/N.E.W.S. Business Division and Member, SEGA SAMMY Business Combination Planning Office | Takatoshi Akiba | General Manager, Business Strategy Department, AM/N.E.W.S. Business Division |

- END -

**Organization Chart of Sammy Corporation**
**(as of July 1, 2004)**


Board of Auditors
Board of Directors
Chairman
Vice-Chairman
President and Chief Executive Officer
Audit Office
SEGA SAMMY Business Combination Planning Office
Production Division
Products Distribution Department
Administration Department
Manufacturing Department
Production Administration Department
AM/N.E.W.S. Business Division
Project Control Department
Business Project Department
Business Strategy Department
Amusement Sales & Marketing Division
Overseas Business Control Department
Business Administration Department
Business Development Department
Sales Department
SP Business Control Office
SP Sales Division
Marketing Control Department
Merchandise Department
Agency Control Department
Administration Department
Sales Control Department
Business Planning Office
R&D Control Office
N.E.W.S. R&D Division
Produce Department
AM R&D Department
Software R&D Department 2
Software R&D Department 1
Image R&D Department
PC R&D Division
PC Technical R&D Department
PC Planning/Software R&D Department
PS R&D Division
PS Advance Development Department
PS Technical R&D Department
PS Software R&D Department
PS-R Planning R&D Department
PS-S Planning R&D Department
Quality Assurance Department
Purchasing Department
Patent Department
Development Administration Department
Development Promotion Office
Rights Promotion Office
Administration Division
Information Technology Department
Accounting & Finance Department
General Affairs Department
Personnel Department
Legal & Compliance Department
President Office
Business Planning Department
Investor Relations Department

June 29, 2004

To whom it may concern,

Name of Company: Sammy Corporation
Name of Representative: Kenkichi Yoshida
President and Representative Director
(Code No. 6426, Tokyo Stock Exchange 1st Section)
Name of Contact Person: Koichi Fukazawa
Executive Officer and General Manager, President Office
(TEL:03-5950-3790)

## Notice Regarding Cancellation of the Stock Acquisition Rights

Resolutions were made at the ordinary general meetings of shareholders of Sammy Corporation (hereinafter "Sammy") and SEGA CORPORATION (hereinafter "SEGA") and the approval of the relevant governmental authority under applicable law was obtained in respect of the establishment of a holding company, SEGA SAMMY HOLDINGS INC., of which Sammy and SEGA will become wholly-owned subsidiaries as of October 1, 2004, by way of a share-for-share exchange pursuant to Article 364 of the Commercial Code of Japan.

In this connection, we hereby announce that the board of directors of Sammy held on June 29, 2004 resolved that the outstanding stock acquisition rights as stated below shall be cancelled prior to the effective date of the share-for-share exchange, October 1, 2004, in accordance with the provision "Events of cancellation of the stock acquisition rights and the conditions for such cancellation" as set forth in the terms and conditions of the relevant stock acquisition rights.

**1st Stock Acquisition Rights**

All of the 1st stock acquisition rights (the 4th stock options) issued by Sammy and outstanding as of September 30, 2004 shall be cancelled without any consideration.

* The 1st stock acquisition rights (the 4th stock options) were issued by Sammy pursuant to the resolutions of the 27th ordinary general meeting of shareholders of Sammy held on June 21, 2002 and the meeting of its board of directors held on June 26, 2002.

**2nd Stock Acquisition Rights**

All of the 2nd stock acquisition rights issued by Sammy and allotted to its shareholders and outstanding as of September 30, 2004 shall be cancelled and the issue price of JPY81 per one stock acquisition right shall be repaid as compensation to the holders of such outstanding stock acquisition rights.

* The 2nd stock acquisition rights were issued by Sammy and allotted to its shareholders pursuant to the resolutions of the board of directors of Sammy held on December 26, 2002.

**4th Stock Acquisition Rights**

All of the 4th stock acquisition rights (the 5th stock options) issued by Sammy, the exercise period of which will not commence by September 30, 2004, will be cancelled without any consideration on September 30, 2004.

* The 4th stock acquisition rights (the 5th stock options) were issued by Sammy pursuant to the resolutions of the 28th ordinary general meeting of shareholders of Sammy held on June 26, 2003 and the meeting of its board of directors held on June 30, 2003.

June 29, 2004

To whom it may concern,

Name of Company: Sammy Corporation
Name of Representative: Kenkichi Yoshida
President and
Representative Director
(Code No. 6426, Tokyo Stock Exchange 1st Section)
Name of Contact Person: Koichi Fukazawa
Executive Officer and
General Manager,
President Office
(TEL:03-5950-3790)

## Necessary Actions for Sammy Corporation Convertible Bonds due 2009 in connection with the Business Combination with SEGA Corporation

Sammy Corporation (hereinafter "Sammy"), in the process of establishing a joint holding company with SEGA CORPORATION (hereinafter "SEGA") through a share-for-share exchange, is considering the following scheme (the "Scheme") as necessary actions for the Sammy Corporation Convertible Bonds due 2009 (hereinafter "Sammy CB") announced on May 19, 2004, pursuant to which the Sammy CB holders will be able to exchange their Sammy CB with convertible bonds to be issued by the joint holding company. Sammy will announce the details of the Scheme as soon as they have been determined.
SEGA has expressed its consent to Sammy with respect to the Scheme.

Scheme Considered by Sammy

| | | |
|---|---|---|
| ① | Issuer: | SEGA SAMMY HOLDINGS INC. |
| ② | Securities to be Issued: | Yen-denominated convertible bonds |
| ③ | Total Issue Amount: | Not decided<br>(to be decided taking into account the outstanding amount of Sammy CB) |
| ④ | Maturity: | Not decided<br>(to be decided taking into account the maturity date of Sammy CB) |
| ⑤ | Shares to be Delivered upon Exercise of the Stock Acquisition Rights: | Ordinary shares of SEGA SAMMY HOLDINGS INC. |
| ⑥ | Offering Method: | Exchange offer extended to Sammy CB holders |
| ⑦ | Offering Price: | Not decided<br>(to be decided taking into account the Sammy CB secondary market price, etc.) |
| ⑧ | Issue Date: | After completion of the share-for-share exchange (after October 2004) |
| ⑨ | Conditions: | Completion of necessary procedures such as modification of the terms and conditions of Sammy CB pursuant to an approval at a bondholders meeting in order to execute the Scheme smoothly |